

Mail Stop 4546

September 21, 2017

William B. Stilley, III
President and Chief Executive Officer
Adial Pharmaceuticals, Inc.
204 E. High Street
Charlottesville, VA 22902

     Re: Adial Pharmaceuticals, Inc.
              Registration Statement on Form S-1
              Filed September 7, 2017
              File No: 333-220358

Dear Mr. Stilley:

We have reviewed your registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Summary Financial Information, page 12

1.   Your disclosure of the Pro forma net loss per share for the Year Ended December 31, 2016 does not appear to be correct based on your disclosure of shares used in the calculation. Please revise accordingly, or provide us with your calculation.

You may contact Rolf Sundwall at (202) 551-3105 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance

cc: Leslie Marlow, Esq.
        Gracin & Marlow, LLP